Exhibit 99.4

VCI GLOBAL LIMITED

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed financial information presents the financial information of VCI Global Limited (the “Company”), after disposition of Credilab Sdn. Bhd. (“Credilab”) and V Capital Consulting Group (“VCCG”) (the “Disposed Group”). The pro forma condensed financial information has been prepared to give effect to the disposition of the Disposed Group by excluding their respective financial information as if the disposition had occurred on December 31, 2024. The unaudited pro forma condensed financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed financial information has been prepared in accordance with Article 11 of Regulation S-X. The Disposed Group had been the wholly owned subsidiaries of the Company since their incorporation prior to the disposition. Accordingly, all intercompany balances and transactions between the Company and the Disposed Group that were previously eliminated have been reversed, as the Disposed Group are presented as if they were not part of the Company.

The unaudited pro forma condensed statement of financial position as of June 30, 2025 has been prepared based on the historical unaudited consolidated statement of financial position of the Company as of June 30, 2025 excluding the historical unaudited consolidated statement of financial position of VCCG and unaudited statement of financial position of Credilab as of June 30, 2025, giving effect to the disposition of the Disposed Group as if it had been consummated as at the balance sheet date.

The unaudited pro forma condensed statement of profit or loss and comprehensive income for the period ended June 30, 2025 has been prepared based on the historical unaudited consolidated statement of profit or loss and comprehensive income of the Company for the period ended June 30, 2025 excluding the historical unaudited consolidated statement of profit or loss and other comprehensive income of VCCG and unaudited statement of profit or loss and other comprehensive income of Credilab for the period ended June 30, 2025, giving effect to the disposition of the Disposed Group as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed statement of financial position was derived from and should be read in conjunction with the following historical financial statements:

●	the Company’s unaudited consolidated statement of financial position as of June 30, 2025, in the Form 6-K filed with the SEC on October 6, 2025.

●	VCCG’s unaudited condensed statement of financial position as of June 30, 2025, in the Form F-1 filed with the SEC on March 31, 2026.

The unaudited pro forma condensed statement of profit or loss and other comprehensive income for the year ended June 30, 2025, has been prepared using the following:

●	the Company’s unaudited consolidated statement of profit or loss and other comprehensive income for the period of June 30, 2025, in the Form 6-K filed with the SEC on October 6, 2025.

●	VCCG’s unaudited condensed statement of profit or loss and other comprehensive income for the period of June 30, 2025, in the Form F-1 filed with the SEC on March 31, 2026.

The unaudited pro forma condensed financial information should be read in conjunction with the Company’s and VCCG’s financial statements and related notes.

Description of the Disposition of the Disposed Group and Carve-Out Arrangement

On December 15, 2025, the Company entered into an Agreement for Sale and Purchase with VHKL Private Capital Limited and management of VCCG (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase and the Company agreed to sell the shares representing all of the issued and outstanding capital of VCCG, at a total purchase price of US$33,975,000, in cash or shares. The disposition was completed on December 15, 2025.

On December 31, 2025, the Company entered into an Agreement for Sale and Purchase with VHKL Private Capital Limited and Quanstar Capital Partners LLC (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase, and the Company agreed to sell the shares representing all the issued and outstanding capital of Credilab, at a total purchase price of USD30,618,000 and USD13,122,000, in cash. The disposition was completed on December 31, 2025.

Accounting for the Disposition of the Disposed Group and Carve-Out Arrangement

The disposition of the Disposed Group has been accounted for as a loss of control transaction in accordance with IFRS 10 Consolidated Financial Statements. The pro forma adjustments reflect the disposition of the Disposed Group as if it had been completed on the balance sheet date. Upon disposal of the Disposed Group, the Company derecognizes:

●	the assets and liabilities of the Disposed Group at their carrying amounts at the date of disposal;

●	any non-controlling interest in the Disposed Group; and

●	any related components of equity, including foreign currency translation reserves, attributable to the disposed subsidiary.

The consideration received from the disposal of the Disposed Group comprises:

●	the fair value of cash or other assets received;

●	the fair value of any retained interest in the Disposed Group, if applicable; and

●	the fair value of any contingent consideration arrangement.

The gain or loss on disposal is calculated as the difference between:

●	the aggregate of the consideration received, the fair value of any retained interest, and the carrying amount of any non-controlling interest; and

●	the carrying amount of the net assets of the Disposed Group disposed of.

Any resulting gain or loss is recognized in profit or loss.

In preparing the unaudited pro forma condensed financial information, the effects of the disposition of the Disposed Group are reflected as if the transaction had occurred on the balance sheet date, with the removal of the assets and liabilities of the Disposed Group and the recognition of the resulting gain or loss on disposal in the profit or loss.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma impact to the disposition of the Disposed Group, are factually supportable, and as it relates to the unaudited pro forma condensed statement of comprehensive loss, are expected to have a continuing impact on the results of the Company. The adjustments presented on the unaudited pro forma condensed financial statement have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon consummation of the disposition of the Disposed Group.

The unaudited pro forma condensed financial information is for illustrative purposes only and does not purport to represent what the actual financial position or results of operations of the Company had the disposal occurred on the dates assumed, nor does it purport to project the future financial position or results of operations of the Company following the disposal. Accordingly, undue reliance should not be placed on the unaudited pro forma condensed financial information

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025

			Pro Forma Adjustment
	Note	VCI Global Limited (A)	VCCG (A)	Credilab (A)	Total Disposal (B)	Transaction Accounting		Pro Forma	Pro Forma
		RM	RM	RM	RM	RM		RM	USD
ASSETS

Non-current assets
Financial assets measured at fair value through other comprehensive income		427,165,899	8,174,760	68,649,614	(76,824,374)	-		350,341,525	83,163,179
Property and equipment		4,710,985	14,981	-	(14,981)	-		4,696,004	1,114,725
Right-of-use assets		2,116,231	-	-	-	-		2,116,231	502,346
Intangible assets		50,434,873	-	-	-	-		50,434,873	11,972,102
Loan receivables		72,092,633	-	72,092,633	(72,092,633)	-		-	-
Total non-current assets		556,520,621	8,189,741	140,742,247	(148,931,988)	-		407,588,633	96,752,352

Current assets
Trade and other receivables		155,103,358	49,850,200	1,025,112	(50,875,312)	556,390,010	(C)	660,618,056	156,815,832

Loan receivables		76,493,916	-	76,493,916	(76,493,916)	-		-	-
Tax recoverable		462,548	-	253,301	(253,301)	-		209,247	49,671
Cash and bank balances		9,642,860	119,085	7,413,920	(7,533,005)	-		2,109,855	500,832
Total current assets		241,702,682	49,969,285	85,186,249	(135,155,534)	556,390,010		662,937,158	157,366,335

Total assets		798,223,303	58,159,026	225,928,496	(284,087,522)	556,390,010		1,070,525,791	254,118,687

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables		39,327,349	1,592,507	25,119,766	(26,712,273)	-		12,615,076	2,994,535
Contract liabilities		48,168,158	-	-	-	-		48,168,158	11,434,035
Warrant liabilities		140,304	-	-	-	-		140,304	33,305
Lease liabilities		650,739	-	-	-	-		650,739	154,471
Bank and other borrowings		600,000	-	-	-	-		600,000	142,426
Amount due to related parties		16,409,663	8,859,477	198,024,283	(206,883,760)	208,972,874	(C)	18,498,777	4,391,193

Total current liabilities		105,296,213	10,451,984	223,144,049	(235,596,033)	208,972,874		80,673,054	19,149,965

Non-current liabilities
Lease liabilities		1,520,784	-	-	-	-		1,520,784	361,000
Bank and other borrowings		-	-	-	-	-		-	-
Total non-current liabilities		1,520,784	-	-	-	-		1,520,784	361,000

Total liabilities		106,816,997	10,451,984	223,144,049	(233,596,033)	208,972,874		82,093,838	19,510,965

Capital and reserves
Share capital		646,323,840	9,189,155	2,000,000	(11,189,155)	11,189,155	(D)	646,323,840	153,422,708

Capital reserve		6,532,560	-	-	-	-		6,532,560	1,550,682
Fair value reserve		(4,193,493)	(2,532,151)	-	2,917,331	-		(1,276,162)	(302,932)
Translation reserve		(22,701,463)	(3,468,189)	-	3,502,623	-		(19,198,840)	(4,557,372)
Retained earnings		65,450,683	44,518,227	784,447	(45,722,288)	336,227,981	(D)	356,375,990	84,595,625

Attributable to equity owners of the Company		691,412,127	47,707,042	2,784,447	(50,491,489)	347,417,136		988,337,774	234,609,104
Non-controlling interests		(5,821)	-	-	-	-		(5,821)	(1,382)
Total equity		691,406,306	47,707,042	2,784,447	(50,491,489)	347,417,136		988,331,953	234,607,722

Total liabilities and equity		798,223,303	58,159,026	225,928,496	(284,087,522)	556,390,010		1,070,525,791	254,118,687

(A)	Derived from the Company’s unaudited consolidated statement of financial position as of June 30, 2025.

(B)	Derived from VCCG’s unaudited consolidated statement of financial position as of June 30, 2025.

(C)	Derived from Credilab’s unaudited statement of financial position as of June 30, 2025, as included in the Company’s unaudited consolidated statement of financial position as of the same date.

(D)	Represented the combination of VCCG’s unaudited consolidated statement of financial position and Credilab’s unaudited statement of financial position as of June 30, 2025, which are deducted from the Company’s unaudited consolidated statement of financial position as of the same date to derive the Company’s unaudited pro forma condensed statement of financial position.

(E)	Represented consideration receivable from the disposition of VCCG.

(F)	Represented consideration receivable from the disposition of Credilab.

(G)	Represented the reversal of intercompany balances due from VCCG arising from trade transactions (total RM511,187), advances and payments on behalf, that were previously eliminated in the Company’s unaudited consolidated statement of financial position as of June 30, 2025, as VCCG is presented as if it were not part of the Company.

(H)	Represented the reversal intercompany balances due from Credilab arising from trade transactions (total RM905,512), advances and payments on behalf, that were previously eliminated in the Company’s unaudited consolidated statement of financial position as of June 30, 2025, as Credilab is presented as if it were not part of the Company.

(I)	Represented the adjustments of net assets of VCCG from the disposition of VCCG.

(J)	Represented the adjustments of net assets of Credilab from the disposition of VCCG.

(K)	Represented the carried forward gain on disposal of VCCG from the disposition of VCCG on December 31, 2024

(L)	Represented the carried forward gain on disposal of Credilab from the disposition of Credilab on December 31, 2024

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD ENDED JUNE 30, 2025

		VCI	Pro Forma Adjustment
	Note	Global Limited (A)	VCCG (A)	Credilab (A)	Total Disposal (B)	Transaction Accounting		Pro Forma	Pro Forma
		RM	RM	RM	RM	RM		RM	USD

Revenue		78,963,971	32,922,130	5,359,512	(38,281,642)	-		40,682,329	9,657,068
Revenue - related party		-	50,552		(50,552)	50,552	(E)	-	-
Total revenue		78,963,971	32,972,682	5,359,512	(38,332,194)	50,552		40,682,329	9,657,068

Other income		1,714,372	223,117	196,950	(420,067)	-		1,294,305	307,239

Cost of services		(15,431,359)	(3,413,713)	(504,705)	3,918,418	(50,552	)(F)	(11,563,493)	(2,744,913)

Depreciation of property and equipment and right-of-use assets		(871,637)	(1,571)	-	1,571	-		(870,066)	(206,534)

Amortization of intangible assets		(995,845)	-	-	-	-		(995,845)	(236,391)

Directors’ fees		(14,748,787)	(2,845,443)	-	2,845,443	-		(11,903,344)	(2,825,585)

Employee benefit expense		(11,010,726)	(1,752,350)	-	1,752,350	-		(9,258.376)	(2,197,730)

Allowance for expected credit losses on trade and other receivables		(3,377,614)	(2,021,128)	-	2,021,128	-		(1,356,486)	(321,999)

Allowance for expected credit losses on loan receivables		(117,029)	-	(92,283)	92,283	-		(24,746)	(5,874)

Rental expenses		(200,895)	(49,321)	(4,800)	54,121	-		(146,774)	(34,841)

Legal and professional fees		(4,469,259)	(641,589)	(701,975)	1,343,964	-		(3,125,295)	(741,875)

Finance cost		(50,012)	-	-	-	-		(50,012)	(11,872)

Other operating expenses		(9,760,217)	(1,008,493)	(1,356,682)	2,365,175	-		(7,393,172)	(1,754,972)

Profit before income tax		19,644,963	21,462,191	2,896,017	(24,358,208)	-		(4,713,245)	(1,118,818)

Income tax expense		-	-	-	-	-		-	-

Profit for the year		19,644,963	21,462,191	2,896,017	(24,358,208)	-		(4,713,245)	(1,118,818)

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, at fair value through other comprehensive income		(624,937)	(1,977,714)	-	1,977,714			1,352,777	321,119
Transfer upon disposal of equity instruments		(1,420,098)	-	-	-	-		(1,420,098)	(337,100)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(18,313,612)	(17,472)	-	17,472			(18,296,140)	(4,343,091)
Other comprehensive income/(loss)		(20,358,647)	(1,995,186)	-	(1,995,186)	-		(18,363,461)	(4,359,072)

Total comprehensive income/(loss) for the year		(713,684)	19,467,005	2,896,017	(22,363,022)	-		(23,076,706)	(5,477,890)

Profit attributable to:
Equity owners of the Company		19,645,173	21,462,191	2,896,017	(24,358,208)	-		(4,713,035)	(1,118,767)
Non-controlling interests		(210)	-	-	-	-		(210)	(51)
Total		19,644,963	21,462,191	2,896,017	(24,358,208)	-		(4,713,245)	(1,118,818)

Total comprehensive income/(loss) attributable to:
Equity owners of the Company		(713,474)	19,467,005	2,896,017	(22,363,022)	-		(23,076,496)	(5,477,839)
Non-controlling interests		(210)		-	-	-		(210)	(51)
Total		(713,684)	19,467,005	2,896,017	(22,363,022)	-		(23,076,706)	(5,477,890)

(A)	Derived from the Company’s unaudited consolidated statement of profit or loss and other comprehensive income for the period ended June 30, 2025.

(B)	Derived from VCCG’s unaudited consolidated statement of profit or loss and other comprehensive income for the period ended June 30, 2025.

(C)	Derived from Credilab’s unaudited statement of profit or loss and other comprehensive income for the period ended June 30, 2025, as included in the Company’s unaudited consolidated statement of profit or loss and other comprehensive income for the period ended.

(D)	Represented the combination of VCCG’s unaudited statement of profit or loss and other comprehensive income and Credilab’s unaudited statement of profit or loss and other comprehensive income for the period ended June 30, 2025, which are deducted from the Company’s unaudited statement of profit or loss and other comprehensive income for the period ended to derive the Company’s unaudited pro forma condensed statement of profit or loss and other comprehensive income.

(E)	Represented the referral fees charged by the Disposed Group to the Company, that were previously eliminated in the Company’s unaudited consolidated statement of profit or loss and other comprehensive income for the period ended June 30, 2025, are now presented as the Company’s cost of services, as the Disposed Group is presented as if it were not part of the Company.

(F)	Represented the adjustments of expenses of the Company, that were previously eliminated in the Company’s unaudited consolidated statement of profit or loss and other comprehensive income for the preiod ended June 30, 2025.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Consideration and Disposal Price

Consideration and Disposal Price of Credilab Sdn. Bhd.(“Credilab”) and V Capital Consulting Group (“VCCG”).

Prior to the disposition of the Disposed Group, the Company held 21,000,000 Class A shares and 3,000,000 Class B shares of VCCG and 156,467,795 Class A shares and 5,000,000 Class B shares of Credilab [through Credilab Technology Sdn Bhd]. Accordingly, the Company had an effective 100% ownership interest of VCCG and Credilab. On December 29, 2025, the Company completed the disposal of 100% of the issued and outstanding shares of VCCG for a total consideration of US$33,975,000 (approximately to RM137,885,552). On December 31, 2025, the Company completed the disposal US$43,740,000 (approximately to RM177,516,234) of Credilab. Following the completion of the disposition of the Disposed Group, VCCG and Credilab ceased to be wholly owned subsidiaries of the Company.

The following table presents the calculation of gain on disposal of VCCG and Credilab:

	VCCG	Credilab
	RM	RM

Sales consideration	151,881,840	195,535,296
Share Capital	(9,189,155)	(2,000,000)
Total reserves as at disposal date	(20,855,938)	2,111,569
Gain on disposal	121,836,747	197,646,865

2.	Presentation Currency

The unaudited consolidated financial statements of VCCG filed with the SEC are presented in United States Dollar (“USD”). For the purpose of the unaudited pro forma condensed financial statements, VCCG’s financial information has been translated into Ringgit Malaysia (“RM”) to align with the presentation currency of the Company. The exchange rates applied in the preparation of the unaudited pro forma condensed financial information are in accordance with the relevant accounting standards. The following exchange rates have been used for translation purposes:

RM to USD at year-end rate	4.2127
RM to USD at average rate	4.3561

3.	Treatment of Intercompany Balances and Subsidiaries

In preparing the pro forma financial statements, management has assumed that VCCG and Credilab were no longer subsidiaries of the Company throughout the financial year ended June 30, 2025. Accordingly, all intercompany balances and transactions between the Company, VCCG, and Credilab have not been eliminated, as the entities are presented as if they were not part of the Group during the period. The financial results, assets, and liabilities of VCCG and Credilab have therefore been excluded from the consolidated financial information for the year ended June 30, 2025.

4.	Comparative Historical and Unaudited Pro Forma Condensed Per Share Financial Information

The following table sets forth summary historical comparative share information for the Company and the unaudited pro forma per share information of giving effect to the disposition of the Disposed Group and the other transactions contemplated by the relevant disposal agreements presented under ordinary shares outstanding as at the closing date.

The net earnings per share is calculated using the historical weighted average shares outstanding, giving retroactive effect to 1 to 49 reverse share split effected on November 5, 2024, 1 to 20 reverse share split effected on April 3, 2025, and 1 to 30 reverse share split effected on September 16, 2025.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and related notes that are included elsewhere in this Report. The unaudited pro forma per share information of the Company is derived from, and should be read in conjunction with, the unaudited pro forma condensed financial statements and related notes included elsewhere in this Report.

The unaudited pro forma earnings per share information below does not purport to represent the earnings per share which would have occurred had the had the disposal occurred on the dates assumed, nor earnings per share for any future date or period. The unaudited pro forma per share information below does not purport to represent what the value of the Company would have been had the had the disposal occurred on the dates assumed.

	VCI Global Limited	Pro Forma
	RM	RM

Profit / (loss) for the year	19,645,173	(4,713,245)
Weighted average number of ordinary shares used in computing earnings – basic and diluted as at June 30, 2025	92,488	92,488
Earning per share – basic and diluted	212.40	(6.65)